UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

Herbjørn Hansson, Founder, Chairman & Chief Executive Officer

Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the six months ended June 30, 2023.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 29, 2023	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Founder, Chairman and Chief Executive Officer

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 27, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023

GENERAL

Nordic American Tankers Limited (“NAT”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange.

The Company is an international tanker company that currently has a fleet of 19 Suezmax tankers.

In 2022, the Company took delivery of two newbuildings, Nordic Harrier and Nordic Hunter, that were chartered out on six-year time charter agreements immediately after delivery from the shipyard, and further five vessels built in 2002 and 2003 were sold during the year. In 2023, there have been no changes to the fleet.

The vessels in our fleet are homogeneous and have approximately the same freight capacity. We have two vessels currently on longer term time charter agreements.

Our Fleet

Vessel	Yard	Built
Nordic Apollo	Samsung	2003
Nordic Pollux	Universal	2003
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Freedom	Daewoo	2005
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Vega	Bohai	2010
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Breeze	Samsung	2011
Nordic Zenith	Samsung	2011
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Nordic Aquarius	Samsung	2018
Nordic Cygnus	Samsung	2018
Nordic Tellus	Samsung	2018
Nordic Hunter	Samsung	2022
Nordic Harrier	Samsung	2022

Recent Developments

On August 28, 2023, we declared a dividend of $0.13 cent per share in respect of the results for the second quarter of 2023, which is payable on October 5, 2023.

On September 26, 2023, we agreed an extension of the maturity date for the 2019 Senior Secured Credit Facility from February 2024 to February 2025, including a reduction of the applicable interest rate on the remaining balance of the original loan paid out in 2019. The extension of the maturity date secures the same flexibility in relation to repayment of the credit facility as in the past. It may well be that we repay all debt within the original maturity date. Further comments can be found below under Our Borrowing Activities.

The Tanker Market – First Six Months of 2023

The tanker market rates for the first six months ended June 30, 2023, was substantially stronger than in the same period in 2022. Brokers report earnings of about $66,000 per day in 2023 against about $25,000 per day in the same period in 2022. From the time, a voyage is booked and the rate is reported to the market until the vessel loads the cargo and commences the voyage there can be a delay of up to 30 days. As such, from an accounting perspective, a voyage booked at the end of a quarter may see the majority of its revenues being recorded in the following quarter’s results. The earnings for vessel operators are, for this reason, not necessarily expected to fluctuate in an identical manner as the indicative rates reported by brokers on a quarter by quarter basis. The average Suezmax earnings reported by brokers for the first six months of 2023 were impacted by a combination of resilient and increasing oil demand globally combined with increased transport distances stemming from international sanctions against Russia.

For the six months ended June 30, 2023, the global conventional Suezmax fleet consisted of 578 vessels. The Suezmax orderbook stood at 42 conventional Suezmax vessels, which represents 7.0% of the world conventional Suezmax fleet. Considering the long lead time to delivery for new vessels, the low orderbook is encouraging for the market balance going forward.

OPERATING AND FINANCIAL REVIEW

Results of operations

The fleet as of June 30, 2023, consisted of 19 vessels. We disposed of five vessels in total in 2022 and took delivery of two newbuildings from Samsung shipyard in May and June 2022. Three of the vessels disposed of were delivered to their new owners in the first six months of 2022. The majority of our vessels are employed in the spot market. Our two 2022 Newbuildings are employed on six-year time charter agreements.

SIX MONTHS ENDED JUNE 30, 2023 COMPARED TO SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Six months ended June 30,
All figures in USD ‘000	2023	2022	Variance
Voyage Revenues	220,534	124,179	77.59%
Voyage Expenses	(65,643)	(73,908)	(11.18)%
Vessel Operating Expenses	(29,877)	(33,383)	(10.50)%
Impairment and Loss on Disposal of Vessels	-	(1,146)	N/A
Depreciation Expense	(25,449)	(25,389)	0.24%
General and Administrative Expenses	(10,742)	(9,355)	14.83%
Net Operating Income (Loss)	88,823	(19,002)	N/A
Interest Expense	(15,738)	(11,713)	34.36%
Other Financial Income (Expense)	636	(225)	N/A
Net Income (Loss)	73,721	(30,940)	N/A

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue (TCE) days.

	Six months ended June 30,
All figures in USD ‘000 except TCE rate per day	2023	2022	Variance
Voyage Revenue	220,534	124,179	77.59%
Less Voyage Expenses	(65,643)	(73,908)	(11.18)%
Net Voyage Revenue (1)	154,891	50,271	208.11%
Vessel Calendar Days (2)	3,439	3,712	(7.35)%
Less Off-hire Days (3)	(51)	(139)	(63.54)%
Total TCE days	3,388	3,573	(5.17)%
TCE Rate per day (1)	45,713	14,068	224.95%

(1)
Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the Total TCE days provides the Time Charter Equivalent (TCE) Rate per day. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards.

(2)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(3)	Scheduled off-hire is 22 days out of the total 51 days for the six months ended June 30, 2023 and 52 days out of the total 139 days for the six months ended June 30, 2022.

Voyage revenues in the six months ended June 30, 2023, increased by $96.3 million to $220.5 million, or 77.59%, compared to $124.2 million in the same period ended June 30, 2022, mainly as a result of an increase in the Suezmax tanker rates achieved in the market (for further information see the section above entitled “The Tanker Market – First Six Months of 2023”). Our TCE rate per day for the first six months of 2023 came in at $45,713 compared to $14,068 in the same period ended June 30, 2022, which is an increase of 224.95%.

Voyage expenses in the six months ended June 30, 2023, decreased by $8.3 million to $65.6 million, or 11.18%, compared to $73.9 million in the same period ended June 30, 2022, mainly as a result of a decrease in bunker expenditure of $3.4 million and a decrease of port charges of $6.0 million, offset by an increase in commissions of $3.2 million.

Operating Expenses in the six months ended June 30, 2023, decreased by $3.5 million to $29.9 million, or 10.50%, compared to $33.4 million in the same period ended June 30, 2022. The decrease is mainly as a result of less Vessel Calendar Days in 2023 compared to the same period in 2022. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses in the six months ended June 30, 2023, increased by $1.3 million to $10.7 million, or 14.83%, compared to $9.4 million in the same period ended June 30, 2022, mainly as a result of increased staff cost and travel expenses.

Depreciation expense in the six months ended June 30, 2023, increased only by 0.24% compared to the six months ended June 30, 2022, and is $25.4 million in both periods presented, mainly as a result of the addition of two newbuildings delivered in the midst of 2022 that have been depreciated for the full period in the first six months of 2023, offset by the disposal of three vessels in the first six months of 2022 that were depreciated for all or a portion of the comparable period.

Interest expense in the six months ended June 30, 2023, increased by $4.0 million to $15.7 million, or 34.36%, compared to $11.7 million in the same period ended June 30, 2022, mainly as a result of an increase in the floating interest rate on our financing facilities in the period, offset by a reduction in interest bearing debt due to repayments occurring from June 30, 2022 to June 30, 2023. In the first six months of 2022, we took delivery of the two 2022 Newbuildings in May and June with an associated increase of debt by $88.0 million, and we repaid $51.0 million on the 2019 Senior Secured Credit Facility. We have in the 12-months’ period following June 30, 2022, reduced our outstanding debt by about $76 million. In addition to regular repayments, we have reduced the debt mainly as a result of extra repayments from proceeds from two vessel sales in the second half of 2022 and an Excess Cash Flow Payment in the first half of 2023 of $15.2 million. Despite this reduction in outstanding debt, the interest expense has increased in the six-month period ending June 30, 2023, compared to the same period in 2022, mainly as a result of an increase in the applicable floating interest rates on our loans and financing arrangements.

Cash flows provided by / (used in) operating activities in the six months ended June 30, 2023, improved to $99.1 million from $(14.0) million used in operating activities for the same period ended June 30, 2022. The change in cash flows provided by / (used in) operating activities is primarily due to increase in freight rates achieved in the first half of 2023 compared to 2022.

Cash flows used in investing activities decreased to $(0.3) million for the six months ended June 30, 2023, from $(45.5) million for the six months ended June 30, 2022. The decrease of cash flows used in investing activities is primarily due to a decrease in investment in vessels under construction, offset by a reduction in proceeds from disposal of vessels in 2023 compared to 2022. The cash outlay for vessels under construction in 2022 was related to the two newbuildings that were delivered to us in May and June 2022.

Cash flows provided by / (used in) financing activities decreased to $(59.6) million for the six months ended June 30, 2023, from $65.5 million provided by financing activities for the six months ended June 30, 2022. The decrease of cash flows provided by / (used in) financing activities in the period ended June 30, 2023, is primarily due to no issuance of new debt in 2023 compared to $88.0 million in new debt in 2022 from the financing arrangements of the two newbuildings delivered in 2022, no proceeds from issuance of common stock in 2023 compared to issuance of  $34.8 million in the same period in 2022, and an increase of $29.4 million in distributed dividends in 2023 compared to the same period in 2022, offset by lower repayments of $29.7 million on the 2019 Senior Secured Credit Facility in 2023 compared to the same period in 2022.

Liquidity and Capital Resources

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure related to our vessels including acquisition of vessels and working capital needs.

On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing and future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations. We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated future charter rates. We apply an average of several broker estimates in combination with own estimates for the coming 12-months period. Freight rates in the first half of 2023 have been significantly above our break-even levels. Based on the current tanker market and outlook, we expect freight rates to stay at levels generating positive cash flows for at least the next 12 months, and we believe that the current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with remaining amount available under the $60 million 2022 ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report. We refer to information discussed below related to an amendment of the 2019 Senior Secured Credit Facility extending the maturity date for the facility from February 2024 to February 2025.

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars. Cash and cash equivalents was in total $96.5 million and $59.6 million as of June 30, 2023 and December 31, 2022, respectively. Restricted cash was $5.9 million and $3.7 million as of June 30, 2023 and December 31, 2022, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

Our Borrowing Activities

On February 12, 2019, we entered into the $306.1 million 2019 Senior Secured Credit Facility using twenty of our vessels at that time built from year 2000 to 2017 as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement.

The three 2018-built Vessels and the 2022 Newbuildings are financed through Ocean Yield ASA.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018 and the two newbuildings delivered in 2022, further described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating interest rate and with an original maturity date in February 2024. Further, the agreement contains an excess cash mechanism that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating interest rate and has an original maturity date in February 2024. Excess cash flow payments as described above are applied to the balance of the 2019 Senior Secured Credit Facility before being applied to the $30 million Accordion Loan. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and repayment clauses.

As of December 31, 2022, the total outstanding balance was $129.2 million, and we presented $25.8 million, net of deferred financing costs of $1.5 million, under Current Portion of Long-Term Debt. Earnings generated in the fourth quarter of 2022 resulted in an additional payment of $15.2 million related to the excess cash flow mechanism that was paid in February 2023.

In the first six months of 2023, we have repaid $21.3 million in total and the outstanding balance as of June 30, 2023, was $107.9 million. As of June 30, 2023, the LIBOR interest rate element originally included in the credit facility has ceased to exist and in this respect we have negotiated a transition to a Federal Funds Rate that has replaced the LIBOR element in the credit facility as of June 1, 2023. We have at the end of August 2023 paid an Excess Cash Flow payment of $17.3 million related to earnings generated in the second quarter of 2023 and including regular loan repayments in the period subsequent to June 30, 2023, we have a remaining loan balance as of the date of this report of $88.7 million.

Our 2019 Senior Secured Credit Facility including the $30 million Accordion Loan had an original maturity date in February 2024. Subsequent to June 30, 2023, we have agreed for an extension of the maturity date from February 2024 to February 2025, including a reduction of the interest rate for the remaining portion of the loan that was paid out in 2019. The extended maturity date has resulted in the that the portion of the loan that matures more than 12 months from the balance sheet date is presented as Long Term Debt as of June 30, 2023, and we have presented $28.8 million, net of deferred financing cost, under Current Portion of Long-Term Debt that includes the $17.3 million Excess Cash Flow payment discussed above.

The extension of the maturity date provides us with the same flexibility in relation to repayment of the credit facility as in the past. The table below with contractual obligations shows mandatory loan repayments for the 2019 Senior Secured Credit Facility. In a tanker market with freight rates above our break-even levels, the Excess Cash Flow mechanism will facilitate for additional loan repayments and we do also have the optionality to voluntarily repay the loan.

Financing of the 2018-built vessels

The three 2018-built vessels were delivered to us in July, August and October 2018, respectively. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after eighty-four months. We have elected not to exercise the purchase options related to the sixty-month anniversary for each of the three vessels. As of June 30, 2023, the LIBOR interest rate element originally included in the financing agreements ceased to exist and in this respect we have negotiated a transition to a 12-month term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points that is subject to annual adjustments that take place at the anniversaries of the vessels in the third and fourth quarter of each fiscal year. The financing agreements for the three vessels had a total effective interest rate as of June 30, 2023, ranging from 8.08% to 9.86%. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amount under this financing arrangement was $91.7 million and $96.0 million as of June 30, 2023 and December 31, 2022, respectively, where $8.7 million and $8.5 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the 2022 Newbuildings

The financing agreements for the two Suezmax newbuildings delivered to us in 2022 were entered into in late 2020. Under the terms of the financing agreements, the lender provided financing of 80.0% of the purchase price for each of the two 2022 Newbuildings. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements for a consideration of $16.5 million for each vessel, and we also have the option to purchase the vessels after sixty and eighty-four months. As of June 30, 2023, the LIBOR interest rate element originally included in the financing agreements ceased to exist and in this respect we have negotiated a transition to a 3-month term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points that is subject to quarterly adjustment. The financing agreements for the two vessels had a total effective interest rate as of June 30, 2023, ranging from 9.80% to 9.98%. The financing agreements contain certain financial covenants requiring us to on a consolidated basis to maintain a minimum liquidity of $20.0 million and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $82.1 million and $84.9 million as of June 30, 2023 and December 31, 2022, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Equity

On February 14, 2022, we entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. In 2023, we have not raised any proceeds from the ATM and we have a gross remaining available balance of $26.4 million under this ATM. Based on the share price of the Company of $4.00 as of September 26, 2023, it would have resulted in 6,610,786 new shares being issued, if fully utilizing the remaining balance available of the $60 million 2022 ATM.

Contractual Obligations

The following table sets out our long-term contractual obligations outstanding as of June 30, 2023 (all figures in thousands of USD).

	Total	2023	*	2024 - 2025	2026 - 2027	Thereafter
2019 Senior Secured Credit Facility (1)	107,944	22,554		85,390	-	-
Interest Payments (2)	14,832	5,489		9,343	-	-
Financing of 2018 - built Vessels (3)	91,680	4,440		18,672	20,408	48,160
Interest Payments 2018 – built Vessels (4)	34,882	4,403		15,696	11,756	3,027
Financing of 2022 Newbuildings (5)	82,124	2,772		11,015	11,000	57,337
Interest Payments 2022 Newbuildings (6)	54,242	4,237		15,485	13,218	21,302
Operating Lease Liabilities (7)	953	352		601	-	-
Total	386,657	44,247		156,202	56,382	129,826
* Q3 + Q4 2023

Notes:
(1)
Refers to our obligation to repay outstanding indebtedness under the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2023. The facilities contain a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization. A repayment of $17.3 million in  excess cash amortization included in our balance sheet as of June 30, 2023 and paid in August 2023  is included in the 2023 figures.

(2)
Refers to estimated interest payments over the term of outstanding indebtedness of the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2023. Estimate is based on applicable interest rate as of June 30, 2023 (adjusted for the renegotiated margin discussed above), agreed amortization and amount outstanding as of June 30, 2023.

(3)	Refers to obligation to repay indebtedness outstanding as of June 30, 2023 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2023 for the financing of the three 2018-built vessels. Estimate based on applicable interest rates as of August 31, 2023. The SOFR element included in the interest rates are adjusted annually and take place at the anniversaries of the vessels in the third and fourth quarter of the fiscal year.

(5)	Refers to obligation to repay indebtedness outstanding as of June 30, 2023 for the two 2022 newbuildings.
(6)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2023 for the financing of the two 2022 newbuildings. Estimate based on applicable interest rates as of August 31, 2023. The SOFR element included in the interest rates are adjusted on a quarterly basis.

(7)	Refers to the future obligation as of June 30, 2023, to pay for operating lease liabilities at nominal values.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Founder, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm

Nordic American Tankers Ltd.
Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2023

Condensed Consolidated Statements of Operations

Condensed Consolidated Statements of Comprehensive Income (Loss)

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Shareholders’ Equity

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations for the SIX Months Ended June 30, 2023 and 2022 (Unaudited)
All figures in USD ‘000, except share and per share amount

	Six Months Ended June 30,
	2023	2022
Voyage Revenues	220,534	124,179
Voyage Expenses	(65,643)	(73,908)
Vessel Operating Expenses	(29,877)	(33,383)
Depreciation Expenses	(25,449)	(25,389)
Impairment and Loss on Disposal of Vessels	-	(1,146)
General and Administrative Expenses	(10,742)	(9,355)
Net Operating Income (Loss)	88,823	(19,002)

Interest Expenses	(15,738)	(11,713)
Other Financial Income (Expenses)	636	(225)
Total Other Expenses	(15,102)	(11,938)
Net Income (Loss) Before Income Taxes	73,721	(30,940)
Income Tax Expense	-	-
Net Income (Loss)	73,721	(30,940)

Basic Income (Loss) per Share	0.35	(0.16)
Diluted Income (Loss) per share	0.35	(0.16)
Basic Weighted Average Number of Common Shares Outstanding	208,796,444	196,118,802
Diluted Weighted Average Number of Common Shares Outstanding	208,796,444	196,118,802

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income (loss) for the SIX Months Ended June 30, 2023 and 2022 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2023	2022
Net Income (Loss)	73,721	(30,940)
Other Comprehensive Income (Loss)
Translation Differences	(216)	(303)

Total Other Comprehensive Income (Loss)	(216)	(303)
Total Comprehensive Income (Loss)	73,505	(31,243)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022 (Unaudited)
All figures in USD ‘000, except share and per share amounts

	June 30, 2023	December 31, 2022
Assets
Current Assets
Cash and Cash Equivalents	96,480	59,583
Restricted Cash	5,934	3,719
Accounts Receivable, Net	27,535	20,474
Prepaid Expenses	5,055	5,975
Inventory	23,234	25,430
Voyages in Progress	9,085	23,997
Other Current Assets	3,364	3,484
Total Current Assets	170,687	142,662

Non-current Assets
Vessels, net	710,118	735,134
Right of Use Assets	900	1,209
Other Non-Current Assets	784	878
Total Non-Current Assets	711,802	737,221
Total Assets	882,489	879,883

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	1,712	6,960
Accrued Voyage Expenses	9,763	11,315
Other Current Liabilities	8,175	14,439
Dividends Payable	31,319	-
Current Portion of Long-Term Debt	42,951	39,700
Total Current Liabilities	93,920	72,414
Long-Term Debt	235,782	266,337
Operating Lease Liabilities	226	535
Other Non-Current Liabilities	566	615
Total Non-Current Liabilities	236,574	267,487

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per Share; 360,000,000 shares authorized, 208,796,444 and 208,796,444 shares issued and outstanding at June 30, 2023, and December 31, 2022, respectively	2,087	2,087
Additional Paid-in Capital	189,948	188,801
Contributed Surplus	444,495	507,134
Accumulated other comprehensive loss	(2,029)	(1,813)
Accumulated Deficit	(82,506)	(156,227)
Total Shareholders’ Equity	551,995	539,982
Total Liabilities and Shareholders’ Equity	882,489	879,883

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended, June 30, 2023 And 2022 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities
Net Income (Loss)	73,721	(30,940)
Reconciliation of Net Income to Net Cash Provided by / (Used in) Operating Activities
Depreciation Expense	25,449	25,389
Impairment and Gain (Loss) on Vessels Disposals	-	1,146
Dry-dock Expenditures	(65)	(2,278)
Amortization of Deferred Finance Costs	939	2,149
Share-based Compensation	1,147	57
Other, net	45	(36)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(7,061)	(2,013)
Inventory	2,196	(13,181)
Prepaid Expenses and Other Current Assets	1,040	(4,808)
Accounts Payable and Accrued Liabilities	(13,203)	13,147
Voyages in Progress	14,912	(2,593)
Net Cash Provided by / (Used In) Operating Activities	99,120	(13,961)
Cash Flows from Investing Activities
Investment in Vessels	(347)	(134)
Investment in Vessels under Construction	-	(89,694)
Proceeds from Sale of Vessels	-	44,335
Net Cash Used In Investing Activities	(347)	(45,493)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	34,841
Repayments on Borrowing Facility	(21,245)	(50,985)
Proceeds from Vessel Financing	-	88,000
Repayments on Vessel Financing	(6,998)	(4,459)
Dividends Distributed	(31,319)	(1,945)
Net Cash Provided by / (Used in) Financing Activities	(59,562)	65,452

Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	39,211	5,998
Cash, Cash Equivalents and Restricted Cash at the Beginning of Period	63,302	44,648
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(99)	38
Cash, Cash Equivalents and Restricted Cash at the End of Period	102,414	50,684

Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	96,480	35,573
Restricted Cash	5,934	15,111
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	102,414	50,684
Cash Paid for Interest, Net of Amounts Capitalized	(14,818)	(9,565)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders’ Equity for the Six Months ended June 30, 2023 and 2022 (Unaudited)
All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2022	183,694,196	1,836	139,480	529,816	(1,581)	(171,328)	498,223
Net Loss	-	-	-	-	-	(30,940)	(30,940)
Common Shares Issued, net	18,978,666	190	34,651	-	-	-	34,841
Share based compensation	-	-	56	-	-	-	56
Other comprehensive income	-	-	-	-	(303)	-	(303)
Dividends Paid and Declared	-	-	-	(5,978)	-	-	(5,978)
Balance at June 30, 2022	202,672,862	2,026	174,187	523,838	(1,884)	(202,268)	495,899

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2023	208,796,444	2,087	188,801	507,134	(1,813)	(156,227)	539,982
Net Income (Loss)	-	-	-	-	-	73,721	73,721
Share based compensation	-	-	1,147	-	-	-	1,147
Other comprehensive income	-	-	-	-	(216)	-	(216)
Dividends Paid and Declared	-	-	-	(62,639)	-	-	(62,639)
Balance at June 30, 2023	208,796,444	2,087	189,948	444,495	(2,029)	(82,506)	551,995

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
Notes to the Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s annual financial statements, except in respect of the new accounting standard noted below, and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 27, 2023.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is included in note 2 of the Company’s annual financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F.

3. VOYAGE REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split for the six-month periods ended June 30, 2023 and June 30, 2022:

All amounts in USD ‘000	2023	2022
Spot charter revenues	196,803	100,170
Time charter revenues	23,731	24,009
Total Voyage Revenues	220,534	124,179

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations.

As of June 30, 2023, and December 31, 2022, the Company has capitalized fulfilment cost of $1.9 million and $1.3 million, respectively.

The future minimum revenues as of June 30, 2023 related to time charter revenues are as follows:

All amounts in USD ‘000	Amount
2023	14,469
2024	17,202
2025	17,155
2026	17,155
2027	17,155
Thereafter	7,406
Future minimum revenues	90,542

As of June 30, 2023, the Company has four vessels on time charter contracts, where two of the vessels are on long-term time charter contracts for a six-year period. There are no options included in the long-term time charter agreements to extend the charter periods.

4. LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT

The Company has two lenders financing its active fleet of Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by the fourteen vessels built prior to 2017, and (2) the Financing of 2018-built vessels that is related to the three Suezmax vessels built in 2018 and the Financing of the 2022 Newbuildings that is related to the two Suezmax vessels built and delivered in 2022.

2019 Senior Secured Credit Facility

On February 12, 2019 the Company entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). On December 16, 2020, the Company entered into a loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). As of June 30, 2023, the LIBOR interest rate element originally included in the credit facility has ceased to exist and in this respect the Company has negotiated a transition to a Federal Funds Rate that has replaced the LIBOR element in the credit facility as of June 1, 2023. Further details regarding the facility are disclosed in our 2022 Annual report.

As of December 31, 2022, the Company had $129.2 million drawn under its 2019 Senior Secured Credit Facility, where $25.8 million, net of deferred financing cost of $1.5 million, was presented as Current Portion of Long-Term Debt.

The Company has repaid $21.3 million of the facility in the six months ended June 30, 2023. As of June 30, 2023, the total outstanding balance was $107.9 million. The Company has presented $28.8 million, net of deferred financing cost of $0.5 million, under Current Portion of Long-Term Debt that includes an Excess Cash Flow Payment of $17.3 million that was paid in August 2023 related to earnings generated in the second quarter of 2023.

Subsequent to June 30, 2023, the Company has negotiated an extension to the original maturity date of the loan in February 2024, which now matures in February 2025, and also negotiated a reduced interest rate for the remaining balance of the portion of the loan that was paid out in 2019. The extended maturity date has resulted in the that the portion of the loan that matures more than 12 months from the balance sheet date is presented as Long Term Debt as of June 30, 2023.

Financing of 2018-built Vessels

The three vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The Company has elected not to exercise the purchase options related to the sixty-month anniversary for each of the three vessels. As of June 30, 2023, the LIBOR interest rate element originally included in the financing agreements ceased to exist and in this respect the Company negotiated a transition to a 12-month term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points that will come into effect upon the annual adjustments in the third and fourth quarter of 2023. Further details regarding the financing are disclosed in our 2022 Annual report.

The outstanding amounts under this financing arrangement were $91.7 million and $96.0 million as of June 30, 2023 and December 31, 2022, respectively, where $8.7 million and $8.5 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Financing of the 2022 Newbuildings

The financing agreements for the two Suezmax newbuildings delivered to us in 2022 were entered into in late 2020. Under the terms of the financing agreements, the lender provided financing of 80.0% of the purchase price for each of the two 2022 Newbuildings. Upon delivery of each of the vessels, we commenced ten-year bareboat charter agreements. The Company has obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreements for a consideration of $16.5 million for each vessel, and also has the options to purchase the vessels after sixty and eighty-four months. As of June 30, 2023, the LIBOR interest rate element originally included in the financing agreements ceased to exist and in this respect the Company has negotiated a transition to a 3-month term Secured Overnight Financing Rate (“SOFR”), plus a Credit Adjustment Spread (“CAS”) of 26 basis points that comes into effect at the first quarterly interest adjustment after June 30, 2023. Further details regarding the financing are disclosed in our 2022 Annual report.

The outstanding amounts under this financing arrangement were $82.1 million and $84.9 million as of June 30, 2023 and December 31, 2022, respectively, where $5.4 million and $5.4 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of June 30, 2023, the Company has the following scheduled principal repayments required to be made under the Company’s debt facilities as follows:

Debt repayments in $’000s	Total	2023*	2024	2025	2026	2027	Thereafter
2019 Senior Secured Credit Facility	107,944	22,554	12,079	73,311	-	-	-
Financing of 2018-built Vessels	91,680	4,440	9,138	9,534	9,974	10,434	48,160
Financing of 2022 Newbuildings	82,124	2,772	5,515	5,500	5,500	5,500	57,337
Total	281,748	29,766	26,732	88,345	15,474	15,934	105,497

*Q3 and Q4 2023 repayments

The table above includes contractual repayments for the 2019 Senior Secured Credit Facility and the excess cash flow mechanism could result in higher loan repayments than indicated above, if the Company generates excess cash from operations. The 2023 figure in the table above includes regular loan repayments of $5.3 million and an Excess Cash Flow payment of $17.3 million related to earnings generated in the second quarter of 2023. The Excess Cash Flow payment is included in Current Portion of Long Term debt as of June 30, 2023, and the amount was paid in August 2023.

The Company monitors compliance with the financial covenants on a regular basis and as at June 30, 2023, the Company was in compliance with the financial covenants in the debt facilities.

On a regular basis, the Company performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations. The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated freight rates. The Company applies an average of several broker estimates in combination with own estimates for the coming 12-months period. Based on the current estimates the Company believes that current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with the ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.

5. VESSELS

Vessels, net, consist of the carrying value of 19 vessels as of June 30, 2023, and December 31, 2022. The book value of vessels includes capitalized drydocking costs.

The vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not reflect its recoverable amount. If impairment indicators are present, the Company compares the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value when determining whether the assets are recoverable.

All figures in USD ‘000	June 30, 2023	December 31, 2022
Vessels and Drydocking Cost	1,147,732	1,147,320
Less Accumulated Depreciation and Impairment Loss on Vessels	(437,614)	(412,186)
Net Book Value Vessels	710,118	735,134

6. OTHER CURRENT LIABILITIES

All figures in USD ‘000	June 30, 2023	December 31, 2022
Accrued Expenses	3,400	6,472
Other Liabilities	1,505	1,821
Deferred Revenues	3,270	6,146
Total as of	8,175	14,439

Deferred revenues relate to prepaid charter hire from customers.

7. EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

	Six months ended June 30,
All figures in USD ‘000 except share and per share amounts	2023	2022
Numerator
Net Income (Loss)	73,721	(30,940)
Denominator
Basic – Weighted Average Common Shares Outstanding	208,796,444	196,118,802
Dilutive – Weighted Average Common Shares Outstanding	208,796,444	196,118,802
Net Income (Loss) per Common Share
Basic	0.35	(0.16)
Diluted	0.35	(0.16)

8. SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of December 31, 2022	360,000,000	208,796,444	2,087
$60 million 2022 ATM offering	-	-	-
Balance as of June 30, 2023	360,000,000	208,796,444	2,087

On February 14, 2022, the Company entered into an equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2022 ATM”) program having an aggregate offering price of up to $60,000,000. The Company has not raised any proceeds through the arrangement in the six months’ period ending June 30, 2023 and there is a remaining available balance of $26.4 million under this ATM. Further information about utilization in prior periods can be found in the 2022 Annual Report.

Based on the share price of the Company of $4.00 as of September 26, 2023, it would have resulted in 6,610,789 new shares being issued, if fully utilizing the remaining balance available.

In 2022, the Company granted 3,990,000 stock options to persons employed in the management of the Company and members of the Board of Directors. The Company has recognized a cost of $1.1 million from this stock incentive plan in 2023 and accordingly credited Additional Paid in Capital. The unexercised stock options have potential dilutive effect on the Earnings (Loss) per Share presented in footnote 7. The stock options have anti-dilutive effect and are not included in the diluted EPS calculation as of June 30, 2023.

In the first six months of 2023, the Company has declared $62.6 million in dividends, or $0.30 per share, of which $31.3 million has been paid in the period and the remaining $31.3 million has been distributed in July 2023 and is presented in the balance sheet as Dividends Payable as of June 30, 2023.

9. COMMITMENTS AND CONTINGENCIES

No material claims have been filed against the Company or are outstanding as of December 31, 2022 and as of June 30, 2023.

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of local laws and regulations and environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings resulting from operating the vessels in numerous jurisdictions worldwide. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

10. SUBSEQUENT EVENTS

On August 28, 2023, the Company declared a dividend of $0.13 cent per share in respect of the results for the second quarter of 2023, which is payable on October 5, 2023.

On September 26, 2023, the Company agreed an extension of the maturity date for its 2019 Senior Secured Credit Facility from February 2024 to February 2025, including an adjustment of the interest rate on a portion of the loan. Further comments can be found in footnote 4.